Exhibit 99.9

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Myanmar: Total Acquires a 40% Interest in Offshore Block M-11

Paris, September, 3, 2012 – Total announces the signature of an agreement with PTTEP for the acquisition of a 40% interest in the Production Sharing Contract covering the offshore Block M-11 in Martaban basin. PTTEP (PTT Exploration and Production Plc.), Thailand’s national company, will retain the operatorship. The block covers an area of 5,373 km², with a water depth of 200 to 2,300 meters. The current exploration phase contemplates a well to be drilled by Q3 2013.

Yves-Louis Darricarrère, Total’s Upstream President, commented on the signature: “With this acquisition, Total will bring its well recognized deep offshore expertise and its world-wide proven technology to contribute to exploration activities in Myanmar and potentially develop the country’s hydrocarbon resources. By doing so, Total will continue to support the country’s economic opening and growth. PTTEP is our historical partner in this region and in Myanmar where we have been cooperating successfully on the Yadana project.”

This transaction will need to be approved by Union of Myanmar Authorities.

Total in Myanmar

Total’s equity production in Myanmar was at 15,000 barrels of oil equivalent per day in 2011. Total operates Yadana field (31,2%) located on the offshore Blocks M5 and M6. Gas produced on the field is delivered primarily to PTT to be used in Thai power plants. The Yadana field also supplies the domestic market via a land pipeline and, since June 2010, via a sub-sea pipeline built and operated by Myanmar’s state-owned company MOGE.

The Yadana project employs around 900 people, including contractors. Over 90% of the staff has been recruited locally in Myanmar and accompanied by an extensive training program.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

As a long-term operator in Myanmar, Total has implemented a comprehensive Corporate Social Responsibility program since 1995 in the areas of health, education, and support to social and economic programs, to maximize the benefits for all the stakeholders of the Yadana project, and first of all, the local population living in the vicinity of the project-related facilities.

* * * * *

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com